ADDENDUM 1 TO SEC RESPONSE LETTER dated March 30, 2006

Table of Annual Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time you buy the contract, surrender the contract, or transfer Account Value among Investment Options. State premium tax may also be deducted.(1)

Contract Owner Transaction Expenses

Sales Load on Purchases	$0
Deferred Sales Load (as a percentage of contributions)(2)	8% Maximum
Transfer Charge (assessed after 12 transfers in one Contract Year)(3)	$20

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including Total Annual Portfolio Operating Expenses.

Annual Administrative Charge

Annual Administrative Charge(4)	$30

Separate Account Annual Expenses

(as a percentage of Separate Account value)

Mortality and Expense Risk Charge	1.30%
Administrative Expenses	.15%
Base Contract Total Separate Account Annual Expenses	1.45%

Optional Enhanced Earnings Benefit Charge, Annuitant Age on Contract Date 70-79(5)	.50%
Optional Guaranteed Minimum Accumulation Benefit(6)	.60%
Highest Possible Total Separate Account Annual Expenses(7)	2.05%

(1)  If you elect an Annuity Benefit, we’ll deduct any state premium taxes required by your state law from the amount available for the Annuity Benefit.  State premium taxes currently range up to 4%.

(2)  Surrender charges decrease based on the age of your contribution.  See “Deductions and Charges – Contingent Withdrawal Charge” in Part 4 for more detail.

(3)  After the first twelve transfers during a Contract Year, we will charge a transfer fee of $20 for each transfer.  This charge does not apply to transfers made for Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfers.  See “Deductions and Charges – Transfer Charge” in Part 4 for more detail.

(4)  This charge will be waived if the Account Value is at least $50,000 on the last day of any Contract Year.

(5)  The Enhanced Earnings Benefit (EEB) charge is assessed quarterly to the Account Value in both the Separate and Fixed Accounts, and is based on the Annuitant's age on the Contract Date:

Annuitant Age on Contract Date	Annual Cost
0-5	20%
Total Account Value Charges with EEB	1.65%
60-69	40%
Total Account Value Charges with EEB	1.85%
70-79	50%
Total Account Value Charges with EEB	1.95%

(6)  The Guaranteed Minimum Accumulation Benefit (GMAB) charge is assessed daily on the amount allocated to your GMAB Option.

(7)  The EEB is not available if you choose the GMAB; therefore the highest possible total separate account annual charges reflect the election of GMAB and not the EEB, as the GMAB carries the higher cost.

ADDENDUM 2 TO SEC RESPONSE LETTER dated March 30, 2006

Total Annual Portfolio Operating Expenses

The range of expenses (prior to reimbursements and fee waivers) that are deducted from the Portfolios’ assets, including management fees, distribution or 12b-1 fees and other expenses are:

Minimum: 0.72%	Maximum: 2.85%

Gross Portfolio Annual Expenses Prior to any Waivers and Reimbursements

(as a percentage of average net assets in each Portfolio)

Portfolio	Management Fees	12b-1 Fee	Other Expenses	Total Annual Expenses
DWS Equity 500 Index VIP Fund: Class B(1),(1a)	0.19%	0.25%	0.28%	0.72%
DWS Small Cap Index VIP Fund: Class B(1a),(2)	0.35%	0.25%	0.16%	0.76%
Fidelity VIP Asset Manager: Serv. Class 2(3)	0.52%	0.25%	0.13%	0.90%
Fidelity VIP Balanced: Serv. Class 2(3)	0.42%	0.25%	0.16%	0.83%
Fidelity VIP Contrafund: Serv. Class 2(3)	0.57%	0.25%	0.09%	0.91%
Fidelity VIP Dynamic Capital Appreciation: Serv. Class 2(3)	0.57%	0.25%	0.36%	1.18%
Fidelity VIP Equity-Income: Serv. Class 2(3)	0.47%	0.25%	0.09%	0.81%
Fidelity VIP Growth: Serv. Class 2(3)	0.57%	0.25%	0.10%	0.92%
Fidelity VIP Growth & Income: Serv. Class 2(3)	0.47%	0.25%	0.12%	0.84%
Fidelity VIP Growth Opportunities: Serv. Class 2(3)	0.57%	0.25%	0.14%	0.96%
Fidelity VIP High Income: Serv. Class 2	0.57%	0.25%	0.13%	0.95%
Fidelity VIP Investment Grade Bond: Serv. Class 2	0.36%	0.25%	0.12%	0.73%
Fidelity VIP Mid Cap: Serv. Class 2(3)	0.57%	0.25%	0.12%	0.94%
Fidelity VIP Overseas: Serv. Class 2(3)	0.72%	0.25%	0.17%	1.14%
Franklin Growth and Income Securities Fund: Class 2	0.48%	0.25%	0.03%	0.76%
Franklin Income Securities Fund: Class 2	0.46%	0.25%	0.02%	0.73%
Franklin Large Cap Growth Securities Fund: Class 2	0.73%	0.25%	0.03%	1.01%
Mutual Shares Securities Fund: Class 2	0.60%	0.25%	0.18%	1.03%
Templeton Foreign Securities: Class 2(4)	0.65%	0.25%	0.17%	1.07%
Templeton Growth Securities: Class 2	0.75%	0.25%	0.07%	1.07%
JP Morgan Bond Portfolio(5)	0.30%	0.00%	0.45%	0.75%
JP Morgan International Equity Portfolio(5)	0.60%	0.00%	0.60%	1.20%
MFS VIT Capital Opportunities Series: Service Class(6),(7)	0.75%	0.25%	0.23%	1.23%
MFS VIT Emerging Growth Series: Service Class(7)	0.75%	0.25%	0.13%	1.13%
MFS VIT Investors Growth Stock Series: Service Class(7)	0.75%	0.25%	0.15%	1.15%
MFS VIT Mid Cap Growth Series: Service Class(7)	0.75%	0.25%	0.17%	1.17%
MFS VIT New Discovery Series: Service Class(7)	0.90%	0.25%	0.16%	1.31%
MFS VIT Total Return Series: Service Class(7)	0.75%	0.25%	0.09%	1.09%
Putnam VT Discovery Growth: Class IB(8)	0.70%	0.25%	0.47%	1.42%
Putnam VT The George Putnam Fund of Boston: Class IB	0.62%	0.25%	0.10%	0.97%
Putnam VT Growth and Income Fund: Class IB	0.49%	0.25%	0.05%	0.79%
Putnam VT International Equity Fund: Class IB	0.75%	0.25%	0.18%	1.18%
Putnam VT Small Cap Value Fund: Class IB	0.76%	0.25%	0.08%	1.09%
Putnam VT Voyager Fund: Class IB	0.57%	0.25%	0.06%	0.88%
Touchstone Balanced Fund(9)	0.80%	0.00%	0.51%	1.31%
Touchstone Baron Small Cap Fund(9)	1.05%	0.00%	0.54%	1.59%
Touchstone Core Bond Fund(9)	0.55%	0.00%	0.44%	0.99%
Touchstone Eagle Capital Appreciation Fund(9)	0.75%	0.00%	0.47%	1.22%
Touchstone Mid Cap Growth Fund(9), (10)	0.80%	0.00%	0.53%	1.33%

Portfolio	Management Fees	12b-1 Fee	Other Expenses	Total Annual Expenses
Touchstone Enhanced Dividend 30 Fund(9)	0.65%	0.00%	0.52%	1.17%
Touchstone Growth & Income Fund(9)	0.80%	0.00%	0.49%	1.29%
Touchstone High Yield Fund(9)	0.50%	0.00%	0.47%	0.97%
Touchstone Money Market Fund, Service Class(9)	0.18%	0.25%	0.39%	0.82%
Touchstone Third Avenue Value Fund(9)	0.80%	0.00%	0.36%	1.16%
Touchstone Value Plus Fund(9)	0.75%	0.00%	0.65%	1.40%
Touchstone Aggressive ETF Fund(9),(11)	0.40%	0.00%	1.06%	1.46%
Touchstone Aggressive ETF Fund, Service Class(9),(11)	0.40. %	0.25%	1.06%	1.71%
Touchstone Conservative ETF Fund(9), (11)	0.40%	0.00%	2.20%	2.60%
Touchstone Conservative ETF Fund, Service Class(9),(11)	0.40%	0.25%	2.20%	2.85%
Touchstone Enhanced ETF Fund(9),(11)	0.39%	0.00%	0.97%	1.36%
Touchstone Enhanced ETF Fund, Service Class (9),(11)	0.39%	0.25%	0.97%	1.61%
Touchstone Moderate ETF Fund(9),(11)	0.40%	0.00%	1.01%	1.41%
Touchstone Moderate ETF Fund, Service Class(9),(11)	0.40%	0.25%	1.01%	1.66%
Van Kampen LIT Comstock: Class II	0.56%	0.25%	0.03%	0.84%
Van Kampen LIT Emerging Growth: Class II	0.70%	0.25%	0.07%	1.02%
Van Kampen UIF Emerging Markets Equity: Class 2(12)	1.25%	0.35%	0.41%	2.01%
Van Kampen UIF Emerging Markets Debt: Class 1	0.75%	0.00%	0.34%	1.09%
Van Kampen UIF U.S. Real Estate: Class 1	0.75%	0.00%	0.28%	1.03%

(1) The advisor has contractually agreed to waive its fees and/or reimburse expenses of the fund, to the extent necessary, to limit all expenses to 0.53% for Class B until April 30, 2009.

(1a) Fees have been restated on an annualized basis to reflect approved fee changes to take effect on or about June 1, 2006.

(2) From June 1, 2006 through September 30, 2006, the advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the fund, to the extent necessary, to maintain the fund’s operating expenses at a ratio no higher than 0.733% for Class B , excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest and organization and offering expenses.

(3) A portion of the brokerage commissions that each Fidelity VIP Fund pays may be reimbursed and used to reduce that fund’s expenses, and through arrangements with the Portfolios’ custodian or transfer agent, credits realized as a result of uninvested cash balances are used to reduce custodian expenses. In addition, as to the Dynamic Capital Appreciation Portfolio, the manager has voluntarily agreed to reimburse the Portfolio to the extent that total operating expenses exceed 1.10%. These arrangements may be discontinued at any time. As a result of these reimbursements and arrangements, the net expenses reported for these Portfolios are as follows:

Fidelity Portfolio	Net Total Expenses after Arrangements Described Above
Fidelity VIP Asset Manager: Serv. Class 2	0.89%
Fidelity VIP Balanced: Serv. Class 2	0.80%
Fidelity VIP Contrafund: Serv. Class 2	0.89%
Fidelity VIP Dynamic Capital Appreciation: Serv. Class 2	1.02%
Fidelity VIP Equity-Income: Serv. Class 2	0.80%
Fidelity VIP Growth: Serv. Class 2	0.88%
Fidelity VIP Growth & Income: Serv. Class 2	0.79%
Fidelity VIP Growth Opportunities: Serv. Class 2	0.92%
Fidelity VIP Mid Cap: Serv. Class 2	0.89%
Fidelity VIP Overseas: Serv. Class 2	1.07%

(4) The manager has agreed to reduce its fees to reflect reduced services resulting from the Portfolio’s investment in a proprietary money fund. The reduction is required by the Portfolio’s Board of Trustees and an SEC order. After the reduction of 0.05%, the net total expenses reported for the Portfolio are 1.02%.

(5) Reflects a written agreement pursuant to which the Portfolios’ Administrator agrees to reimburse the Portfolios to the extent that total annual operating expenses (excluding interest, taxes and extraordinary expenses) exceed 0.75% (Bond Portfolio) or 1.20% (International Equity Portfolio) of their daily net assets through April 30, 2007. In addition, the Portfolios’ service providers may voluntarily waive or reimburse certain of their fees, as they may determine, from time to time.

(6) MFS has contractually agreed to bear the series’ expenses such that “Other Expenses” do not exceed 0.15% annually. This expense limitation arrangement excludes management fees, taxes, extraordinary expenses, brokerage and transaction costs and expenses associated with the series’ investing activities. This contractual fee arrangement will continue until at least April 30, 1007, unless earlier terminated or revised with the consent of the Board of Trustees, which oversees the series.

(7) Each series has an expense offset arrangement that reduces the series’ custodial fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements, that reduced or recaptured series’ expenses. Any such expense reductions are not reflected in the table. Had these expense reductions been taken into account, “Total Annual Expenses” would be lower.

(8)  The advisor has contractually agreed until at least December 31, 2006 to waive its fees and/or reimburse expenses in order to limit net expenses to 1.13% for the Discovery Growth Portfolio.

(9) The advisor has contractually agreed until at least December 31, 2006 to waive a portion of its advisory fee and/or reimburse certain fund expenses in order to limit net expenses as follows:

Touchstone Variable Series Trust Funds	Net Total Expenses after Arrangements Described Above
Balanced Portfolio	0.90%
Baron Small Cap Portfolio	1.54%
Core Bond Portfolio	0.75%
Eagle Capital Appreciation Portfolio	1.05%
Mid Cap Growth Portfolio	1.15%
Enhanced Dividend 30 Portfolio	0.75%
Growth & Income Portfolio	0.85%
High Yield Portfolio	0.80%
Money Market Portfolio	0.54%
Third Avenue Value Portfolio	1.05%
Value Plus Portfolio	1.15%
Aggressive ETF Portfolio	0.50%
Aggressive ETF Service Class	0.50%
Conservative ETF Portfolio	0.50%
Conservative ETF Service Class	0.50%
Enhanced ETF Portfolio	0.50%
Enhanced ETF Portfolio Serv Class	0.50%
Moderate ETF Portfolio	0.50%
Moderate ETF Service Class	0.50%

(10) Prior to May 1, 2006, this Portfolio was called the Touchstone Emerging Growth Fund.

(11) By investing in the Touchstone ETF Funds, you will indirectly bear fees and expenses charged by underlying Exchange Traded Funds in which the Portfolio invests, in addition to the Portfolio’s direct fees and expenses. Those additional expenses will be approximately 0.19% for the Conservative and Moderate Funds, 0.20% for the Aggressive Fund and 0.27% for the Enhanced Fund and are shown as part of the net expenses of each Portfolio in the chart below. Because the Service Class shares will begin operations in July, 2006, their expenses are estimated.

(12) The fees disclosed reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the advisor. The advisor has voluntarily agreed to waive a portion or all of its management fee and/or reimburse expenses to the extent necessary so that total annual operating expenses, excluding certain investment related expenses such as foreign country tax expense and interest expense on borrowing, do not exceed the “Operating Expense Limitation” of 1.70% for the Emerging Market Equity, Class 2. The advisor may terminate these voluntary waivers at any time at its sole discretion. Additionally the distributor has agreed to waive a portion of the 12b-1 fee for Class II shares. The distributor may terminate these voluntary waivers at any time at its sole discretion.

ADDENDUM 3 TO SEC RESPONSE LETTER dated March 30, 2006

Example

The examples that follow are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, Separate Account annual expenses and maximum Portfolio fees and expenses.

Each example assumes that you invest $10,000 in the contract for the time period indicated. Each example also assumes that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,338.37	$2,209.25	$3,072.34	5,296.08

If you annuitize at the end of the applicable period:

1 year	3 years	5 years	10 years
$538.37	$1,609.25	$2,672.34	$5,296.08

If you do not surrender the contract:

1 year	3 years	5 years	10 years
$538.37	$1,609.25	$2,672.34	$5,296.08

ADDENDUM 4 TO SEC RESPONSE LETTER dated March 30, 2006

Guaranteed Minimum Accumulation Benefit

The GMAB is an optional benefit that guarantees the future value of amounts allocated to a GMAB Option for a specified accumulation period. We currently offer a ten-year accumulation period in three Investment Options, designated as “GMAB Options.”  We provide a minimum guarantee for each contribution allocated to a GMAB Option as shown in the table below:

Accumulation Period	Touchstone VST Conservative ETF Fund, Service Class, GMAB Option	Touchstone VST Moderate ETF Fund, Service Class, GMAB Option	Touchstone VST Aggressive ETF Fund, Service Class, GMAB Option
10 years	125%	115%	100%

We guarantee that the minimum value of each contribution allocated to your GMAB Option, at the end of its ten-year accumulation period, will be equal to or greater than the percentage of the contribution amount indicated in the table above, adjusted for partial withdrawals (discussed below) and costs. See Part 1, “Table of Annual Fees and Expenses” and Part 4, “Optional Contract Charges, Guaranteed Minimum Accumulation Benefit.”  If the accumulated value of a contribution to your GMAB Option is less than the percentage guaranteed by us in the table above at the end of the ten-year accumulation period, we will increase the accumulated value of that contribution to equal the guaranteed percentage. If the accumulated value of a contribution to your GMAB Option is greater than the percentage guaranteed by us in the table above at the end of its ten-year accumulation period, the value of that contribution is its accumulated value and additional amounts will not be credited to it.

Each GMAB Option invests in the Touchstone VST ETF Fund, Service Class. The Touchstone VST ETF Fund, Service Class has fees associated with it, whether or not you have the GMAB Option. See Part 1 “Table of Annual Fees and Expenses.”  The GMAB Option has a separate charge in addition to the fees associated with the Touchstone VST ETF Fund, Service Class. See Part 1, “Table of Annual Fees and Expenses” and Part 4, “Optional Contract Charges, Guaranteed Minimum Accumulation Benefit. Contribution to the Touchstone VST ETF Fund, Service Class, GMAB Option, differs from contributions to the Touchstone VST ETF Fund, Service Class without the GMAB Option, in that there is no investment guarantee associated with the allocations made to the Touchstone VST ETF Fund, Service Class without the GMAB Option. The corresponding Touchstone VST ETF Fund, Service Class will serve as an investment portfolio for money that is not intended for, could not qualify for or lost its qualification for the investment guarantee associated with the GMAB Option, unless we receive other instructions from you.

You may only elect the GMAB Option when you initially purchase your contract. Your GMAB must be funded with new contributions of at least $10,000. You may make additional contributions of $1000 to your GMAB. We reserve the right to revise the minimum contribution amounts and to limit the maximum total contribution you may make to your GMAB.

At the end of a ten-year allocation period for each contribution into your GMAB Option, you may transfer that amount to any Fixed or Variable Investment Option. If we do not receive your instructions prior to the end of the ten-year accumulation period, the amount will be transferred to the Touchstone VST ETF Fund, Service Class, without the GMAB Option. We will notify you at least 45 days before the end of the allocation period for each contribution to your GMAB Option.

The GMAB Option may not have an allocation period that is scheduled to end on a date later than either the Retirement Date or the Contract Anniversary on which the Annuitant attains age 100 (or if there are two Annuitants, the Contract Anniversary on which the older Annuitant attains age 100). The GMAB automatically terminates on the earlier of the last day of its allocation period or the date that Death Benefits are calculated.

1

During the first seven years of the accumulation period for each contribution, the GMAB Option may be reduced or terminated only by partially withdrawing or fully surrendering the amounts in the GMAB Option associated with that contribution, with applicable withdrawal charges. The GMAB Option will terminate automatically if the all the contributions are withdrawn or if the contract is surrendered or annuitized, or if the death benefits are calculated. If the GMAB Option terminates during the first seven years of the accumulation period, the value of the GMAB Option will be the current accumulated value of contributions to your GMAB Option (with no guaranteed minimum), reduced by partial withdrawals, withdrawal charges and costs. In years eight through ten of the accumulation period, you may terminate the GMAB Option as indicated for years one through seven, or you may transfer funds from the GMAB to other Investment Options. The value of the GMAB Option will be the current accumulated value of contributions to your GMAB Option (with no guaranteed minimum), reduced by partial withdrawals, withdrawal charges and costs.

Partial Withdrawals from your Account Value will reduce the value of your GMAB Option on a proportional basis, unless you specify that your withdrawal should be taken from certain Portfolios. Withdrawals from your GMAB Option will be taken first from the earliest contributions you made to your GMAB Option, then from the next contribution and so on (first-in-first-out.)  Partial withdrawals from your GMAB Option will reduce the maturity value of the contribution proportionally. We reserve the right to require a minimum balance in the GMAB Option. If the GMAB is selected, the EEB is not available.

2

ADDENDUM 5 TO SEC RESPONSE LETTER dated March 30, 2005

Spousal Continuation

Upon the death of a spouse, the Internal Revenue Code allows a surviving spouse to continue the annuity contract. The contract must be structured properly with the owner and annuitant being the same person, no contingent annuitant named and the spouse listed as the owner’s and the annuitant’s sole beneficiary. We will increase the continued contract’s Account Value to the same amount that would have been paid to the surviving spouse had they taken a lump sum distribution. This increase will be added to the Fixed and Variable Account Options you have selected on a pro-rata basis. For example, if the Account Value at death was $100,000, but we would have paid out a Death Benefit of $115,000, the surviving spouse’s contract will continue with a $115,000 Account Value. The surviving spouse continues the contract with its tax deferred earnings and may exercise all rights and privileges under the contract. When the surviving spouse dies, the Death Benefit will be paid to the surviving spouse’s beneficiary.

We waive any withdrawal charges applicable to full or partial withdrawals made after the spousal continuation is elected for both the existing value and any new contributions. Certain Investment Options or administrative programs, including but not limited to the STO, GRO Guarantee Periods or any discontinued Variable Account Options, may not be available on the continued contract. We reserve the right at any time to make changes to continued contracts that are permitted by law.